September 11, 2018

Jonathan Bonnette
Chief Executive Officer
Grow Condos, Inc.
722 W. Dutton Road
Eagle Pointe, Oregon 97524

       Re: Grow Condos, Inc.
           Preliminary Information Statement on Schedule 14C
           Filed September 5, 2018
           File No. 000-53548

Dear Mr. Bonnette:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Telecommunications